Exhibit 11

WEIGHTED-AVERAGE SHARES OUTSTANDING FOR THE
COMPUTATION OF PER SHARE EARNINGS

The following is a computation of the weighted-average number of shares outstanding which is used in the computation of per share earnings for Luby's, Inc. for the quarters ended November 19, 2003, and November 20, 2002.
Quarter ended November 19, 2003
22,470,004 shares outstanding for 84 days	1,887,480,336
Divided by total number of days	84

Weighted-average number of shares outstanding - basic	22,470,004

Quarter ended November 20, 2002:
22,433,043 shares outstanding for 58 days	1,301,116,494
22,448,574 shares outstanding for 26 days	583,662,924

Total	1,884,779,418
Divided by total number of days	84

Weighted-average number of shares outstanding - basic	22,437,850